                                                                     Exhibit (o)
                             MATERIAL CHANGE REPORT

            Form 27 - Securities Act (Ontario)
            Form 27 - Securities Act (British Columbia)


1.          Reporting Issuer
            Biovail Corporation International
            2488 Dunwin Drive
            Mississauga, Ontario
            L5L 1J9

2.          Date of Material Change

            July 25, 1999

3.          Press Release

            The press release prescribed by section 75(1) of the Securities Act (Ontario) was filed through SEDAR on July 26, 1999.

4.          Summary of Material Change

            Biovail Corporation International ("Biovail") announced that they have entered into a definitive merger agreement (the "Merger Agreement") dated as of July 25, 1999 among Biovail, ABCI Acquisition Sub. Corporation (the "Purchaser") and Fuisz Technologies Inc. ("Fuisz"). Pursuant to the terms of the Merger Agreement, Biovail and Fuisz have agreed to enter into a two-stage cash and stock transaction that values Fuisz's shares at approximately US$154 million, based on the closing sale price of the shares of Biovail on July 23, 1999.

            Full Description of Material Change

            On July 23, 1999, Biovail, Fuisz and ABCI Acquisition Sub. Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Biovail, entered into a merger agreement (the "Merger Agreement") pursuant to which Biovail agreed to cause the Purchaser to promptly commence an offer (the "Offer") to purchase up to 6,585,225 of the outstanding shares of common stock of Fuisz at a purchase price of US$7.00 per share, net to the seller in cash. According to information provided by Fuisz to the Purchaser, there were 22,030,723 common shares of Fuisz outstanding as of July 25, 1999. The Purchaser and its affiliates beneficially own 4,209,829 of such shares. Accordingly, if the Purchaser purchases 6,585,225 shares of Fuisz pursuant to the Offer, Biovail and its affiliates will own, beneficially, approximately 49% of the outstanding shares of Fuisz.

            The Merger Agreement further provides, among other things, that, after the purchase of the shares of Fuisz pursuant to the Offer and subject to the satisfaction or waiver of certain conditions as set forth in the Merger Agreement, the Purchaser will be merged with and into Fuisz (the "Merger"), with Fuisz surviving the Merger as a wholly-owned subsidiary of Biovail.

            Pursuant to the terms of the Merger, each issued and outstanding share of Fuisz immediately prior to the effective time of the Merger (other than shares held by Biovail, the Purchaser or any direct or indirect wholly-owned subsidiary of Biovail) will be converted into the right to receive a fraction of a common share of Biovail based on an exchange ratio determined as follows:

                 (i) if the Average Trading Price (as hereinafter defined) of a common share of Biovail is less than $45, the exchange ratio shall be 0.1556;

                 (ii) if the Average Trading Price of a share of Biovail is greater than or equal to $45, but less than or equal to $58,625, the exchange ratio shall equal a fraction (rounded to the nearest ten thousandth) determined by dividing $7 by the Average Trading Price of a share of Biovail;

                 (iii) if the Average Trading Price of a share of Biovail is greater than $58.625 but less than or equal to $62.810, the exchange ratio shall equal 0.1194; and

                 (iv) if the Average Trading Price is greater than $62.810, the exchange ratio shall equal a fraction (rounded to the nearest ten-thousandth) determined by dividing $7.50 by the Average Trading Price of a share of Biovail.

            For purposes of the Merger Agreement, Average Trading Price is defined as a number equal to the average of the daily closing prices per common share of Biovail on the New York Stock Exchange (the "NYSE") Composite Transactions Reporting System, as reported in The Wall Street Journal for the fifteen trading days ending on the date immediately prior to the second fully NYSE trading day.

5.          Reliance On Section 75(3) of the Act

            Not applicable.

6.          Omitted Information

            Not applicable.

7.          Senior Officers

            The senior officer of Biovail who is knowledgeable about this material change is:

            John Miszuk
            Vice-President and Controller
            (416) 285-6000

8.          Statement of Senior Officer

            The foregoing accurately discloses the material change referred to herein.

            Dated this 10th day of August, 1999.




                                           "John Miszuk"
                                           ------------------------------------
                                           John Miszuk
                                           Vice-president and Controller



                                       3